29 July 2002
Number: 45/02


DEMERGER OF BHP STEEL - LISTING OF NEW BHP BILLITON PLC SHARES


BHP Billiton confirms that 35,200,092 new ordinary shares of US$0.50 each in BHP Billiton Plc have today been issued to those BHP Billiton Plc shareholders registered on the South African section of the register.

The new shares will rank pari passu in all respects with existing ordinary BHP Billiton Plc shares. A total of 2,468,147,002 ordinary shares are now in issue.

As a matter of record, BHP Billiton confirms that a total of 148,999,117 BHP Billiton Plc shares were issued to BHP Billiton Plc shareholders to reflect the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


For further information, please contact:

Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia